Exhibit 8.1

List of subsidiaries of the Registrant

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership

Hong Kong Jintaiyang International Education Holding Group Limited	June 23, 2017	Hong Kong, PRC	100%
Zhejiang Golden Sun Education Technology Group Co., Ltd. (formerly known as “Wenzhou Golden Sun Education Development Co., Ltd”)	October 24, 2018	PRC	100%
Wenzhou City Ouhai District Yangfushan Culture Tutorial School	May 5, 2008	PRC	100%
Shanghai Golden Sun Gongyu Education Technology Co., Ltd.	September 15, 2017	PRC	100%
Xianjin Technology Development Co., Ltd.	February 20, 2012	PRC	85%
Shanghai Culture Development Co., Ltd	December 11, 2012	PRC	100%
Hangzhou Jicai Tutorial School Co., Ltd	April 10, 2017	PRC	100%
Shanghai Yangpu District Jicai Tutorial	March 13, 2001	PRC	100%
Wenzhou Lilong Logistics Services Co., Ltd.	December 17, 2019	PRC	100%
Shanghai Qinshang Education Technology Co., Ltd	December 12, 2019	PRC	100%